

December 5, 2022

Liyuan Woo
Chief Financial Officer
Beauty Health Co
2165 Spring Street
Long Beach, CA 90806

      Re: Form 10-K filed March 1, 2022
            File No. 001-39565

Dear Liyuan Woo :

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note 2 -- Summary of Significant Accounting Policies
Revenue Recognition, page 91

1.   Please expand your disclosures to explain how you determine the transaction price. Address the different forms of variable consideration included in your contracts with customers, how you estimated the variable consideration and whether the estimates were constrained. Refer to ASC 606-10-50-12(b), 50-12(d), 50-12(e), 50-17 and 50-20. In this regard, we note your disclosures on page 70 which indicates that the determination of the reduction of the transaction price for variable consideration requires that you make certain estimates and assumptions that affect the timing and amounts of revenue recognized.

Exhibits 31.1 and 31.2, page 1

2.   Notwithstanding management's exclusion of its report on ICFR, you must include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certifications, as well as paragraph 4(b). Please refer to the Division

of Corporation Finance's C&DIs for Regulation S-K, Question 215.02. and amend your certifications accordingly.   Address this comment as it relates to the certifications included in your fiscal year 2022 Forms 10-Q.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services